EXHIBIT 99.1

January 1, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Supplementary report to report filed on December 24, 2012 With respect to a Dismissal of
Class Action against Pelephone

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Further to the Company's immediate report dated January 2, 2012, and the immediate report dated December 23, 2012, a supplementary report is hereby provided that on December 31, 2012, the Company received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone') of a decision by the Tel Aviv District Court to vacate its ruling of December 23, 2012, in which it decided, as a result of a technical error, to dismiss the Claim and the Motion to Certify the Claim as a Class Action against Pelephone for approximately NIS 380 million. The Claim asserted that Pelephone misled a portion of its business customers and updated part of its rates contrary to the law.

The Court asked the parties to consider the possibility of filing a mutually-agreed notice of withdrawal, and provided the parties a 7-day deadline for doing so.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.